# SEC Schedule 13G/A (Amendment No. 29) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Steelcase Inc., CIK 0001050825
CUSIP: 858155203
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 901 44th Street SE, Grand Rapids, Michigan (MI), 49508
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0000035527

## Reporting persons
- Fifth Third Bancorp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ohio (OH); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fifth Third Financial Corporation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ohio (OH); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fifth Third Bank, National Association: type of reporting person: bank (BK); citizenship or place of organization: Ohio (OH); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Steelcase Inc.
Address of issuer's principal executive offices: 901 44th Street SE, Grand Rapids, MI, 49508

## Item 2. Person Filing
Name of person filing:
Fifth Third Bancorp, an Ohio corporation
Fifth Third Financial Corporation, an Ohio corporation
Fifth Third Bank, National Association
Address of principal business office or, if none, residence:
Fifth Third Center
38 Fountain Square Plaza
Cincinnati, Ohio 45263
Citizenship:
Fifth Third Bancorp: Ohio
Fifth Third Financial Corporation: Ohio
Fifth Third Bank, National Association: Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: 99.1 Identification and Classification of the Subsidiary

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Identification and Classification of the Subsidiary 99.2 Steelcase Joint Filing Agreement

## Signatures
- Fifth Third Bancorp: Fifth Third Bancorp, /s/ Katerina Mills / Attorney-in-fact (01/09/2026)
- Fifth Third Financial Corporation: Fifth Third Financial Corporation, /s/ Katerina Mills / Attorney-in-fact (01/09/2026)
- Fifth Third Bank, National Association: Fifth Third Bank, National Association, /s/ Katerina Mills / Attorney-in-fact (01/09/2026)